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                                                                    EXHIBIT 99.2
                                                           [English Translation]



                                 APPLICATION FOR
               TERMINATION OF CORPORATE REORGANIZATION PROCEEDINGS

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
1. Applicant                                                    Seog Won Park, Receiver of Thrunet
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   - Relationship with the Company                                    Receiver of the Company
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2. Competent Court                                      The 5(th) Bankruptcy Division of the Seoul District
                                                        Court
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                                                        The Company' capital increase and repayment of
                                                        reorganization claims have been completed in
                                                        accordance with the Company' Amended
                                                        Reorganization Plan approved by the Seoul District
                                                        Court on April 29, 2005, and it has been judged
3. Reasons for the Application                          that normalizing the Company' operation is
                                                        possible. Therefore, the Company filed its
                                                        application for the termination of corporate
                                                        reorganization proceedings in accordance with Item
                                                        1, Article 271 of the Corporate Reorganization Act
                                                        of Korea.
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4. Date of Application                                                     June 17, 2005
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5. Future Plan and Schedule                                                      -
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6. Others                                                                        -
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- Date of Relevant Disclosure                                                    -
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